Unusual Machines, Inc.

151 Calle De San Francisco

San Juan, Puerto Rico 00901-1607

February 8, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Thomas Jones, Esq.

Re:	Unusual Machines, Inc.

Registration Statement on Form S-1

File No. 333-270519

Dear Mr. Jones:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Unusual Machines, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 5:30 pm, Eastern Time on February 13, 2024, or as soon thereafter as may be practicable.

If you have any questions regarding this request, please contact Michael Harris, our legal counsel at (561) 644-2222.

Sincerely,

/s/ Allan Evans

Allan Evans

Chief Executive Officer

cc:

Michael D. Harris, Esq.

Edward H. Schauder, Esq.